September 15, 2015

By EDGAR Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jim Allegretto

Re:      Lithia Motors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-14733

Ladies and Gentlemen:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 1, 2015, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Finance and Insurance, page 41

1.

 Please tell us and revise future filings to disclose the types of vehicle sales the penetration rates presented on page 41 relate to. For example, if the rates apply to all vehicles, or only apply to new and used retail vehicle sales but not used vehicle wholesale, please advise and clarify in future filings.

The penetration rates presented on page 41 relate to only new and used retail vehicle sales and do not include used vehicle wholesale transactions, where finance and insurance products are not offered for sale. We will revise future filings to clarify the disclosure.

Segments, page 43

2.

We note your inclusion of a separate section within MD&A related to your reportable segments starting on page 43, which contains revenue, segment income, retail new vehicle unit sales and a brief general discussion for each reportable segment that makes reference to your consolidated results of operations discussion to explain significant changes. Help us understand how your discussion of consolidated results of operations explains the results of each of your reportable segments. For example, from 2013 to 2014, revenue attributable to your Import segment increased by 54.4%, segment income increased by 23.6% and retail new vehicle unit sales increased by 37.6%. Similarly, from 2013 to 2014, revenue attributable to your Luxury segment increased by 47.2%, segment income increased by 52.2% and retail new vehicle unit sales increased by 50.2%. Please tell us in detail how the general discussion within the separate segments section of MD&A and the discussion of your consolidated results of operations best explains material changes in the results of operations of each of your reportable segments. Additionally, please tell us why you included the retail new vehicle unit sales metric for each reportable segment but then excluded units, revenue and gross profit information of other revenue streams recorded at each reportable segment. To the extent these changes are explained by the discussion within your consolidated results, duplication is unnecessary.

Securities and Exchange Commission

September 15, 2015

In light of our review of the Staff’s comments, we have reconsidered how the discussion explains material changes in each of our reportable segments. The following paragraphs have been re-written to provide a more detailed discussion as an example of the format within MD&A Lithia will adopt in future filings.

Domestic

Our domestic segment revenue increased 19.7% in 2014 compared to 2013 primarily as a result of the increase in retail new and used unit sales, increases in new and used vehicle selling prices, increases in finance and insurance as a function of greater retail vehicle unit volume and improving service body and parts sales. These increases were driven by an improving economic environment, new product introductions from our manufacturer partners, enhanced availability of late model used vehicles and better operational execution within our stores. Chrysler, which represents 54% of our domestic segment revenue, increased its U.S. market share to 12.6% in 2014 from 11.5% in 2013. Segment retail new vehicle unit sales increased 15.2% as same store new unit sales increased 8.7% with the remaining increase a primarily function of six stores acquired in 2014.

Our domestic segment income increased 14.2% in 2014 compared to 2013, which was lower than both of the increases in revenue and retail new vehicle unit sales primarily as a result of a volume based retail vehicle strategy. Additionally, a shift in mix to new trucks and SUVs from cars and to more expensive, late model used vehicles increased average selling prices resulting in revenue growth outpacing increases in gross profit.

Our domestic segment revenue increased 17.2% in 2013 compared to 2012 primarily as a result of the increase in retail new and used unit sales, increases in finance and insurance as a function of greater retail vehicle unit volume and increased service body and parts sales as a result of recall activity. These increases were driven by an improving economic environment, increasing new vehicle SAAR rates and better operational execution within our stores. Domestic new vehicle unit sales increased 14.9% as same store new unit sales increased 11.8% with the remainder a function of full year operations of prior year acquisitions.

Our domestic segment income increased 21.8% in 2013 compared to 2012, which was higher than both of the increases in revenue and retail new vehicle unit sales as a result of improved gross profit on used vehicles as we shifted mix towards value autos, which tend to have a higher gross margin percentage as they carry a lower average selling price, and improvement in our domestic store cost structure as SG&A expense increased by approximately two thirds of the amount that revenue improved.

Import

Our import segment revenue increased 54.4% in 2014 compared to 2013 primarily as a result of the acquisition of the DCH auto group. Of the 27 stores acquired in the DCH auto group, 17 of the locations were import branded and over 90% of their revenues were import segment based.

Our import segment income increased 23.6% in 2014 compared to 2013 primarily as a result of the DCH acquisition discussed above. While revenues increased 54.4%, gross profit increased less in all business lines as DCH uses a high volume, low margin strategy and faces more competitive dynamics as their stores are in high density metropolitan locations. Additionally, DCH has less efficient SG&A expense control than Lithia which resulted in lower total import segment income, as a percentage of revenue, due the averaging of the cost structure.

Our import segment revenue increased 25.3% in 2013 compared to 2012 primarily as a result of increases in retail new vehicle sales and service, body and parts sales. The improving economic environment coupled with our focus on a volume based new vehicle strategy drove most of the increase in new vehicle revenue. Within service, body and parts, warranty work driven by manufacturer recalls accounted for the majority of the increase in revenue. Segment retail new vehicle unit sales increased 26.2% as same store new unit sales increased 17.5% with the remaining increase a function of six stores acquired in 2013.

Securities and Exchange Commission

September 15, 2015

Our import segment income increased 31.2% in 2013 compared to 2012 primarily as a result of higher revenue and unit sales augmented by additional efficiencies in SG&A expense which did not increase at the same rate as revenue or gross profit, partially offset by an increase in flooring cost as our stores carried more new vehicle inventory.

Luxury

Our luxury segment revenue increased 47.2% in 2014 compared to 2013 primarily as a result of the acquisition of the DCH auto group, which included nine luxury stores in metropolitan markets that are typically higher volume stores than the markets Lithia operates in. As a result, the addition of these luxury locations to our historically high domestic and import store footprint caused a large percentage increase.

Our luxury segment income increased 52.2% in 2014 compared to 2013 primarily as a result of the DCH acquisition discussed above. Additionally, on a same store basis, segment income increased as a result of lower SG&A and floorplan expenses which improved operational performance.

Our luxury revenue increased 26.3% in 2013 compared to 2012 primarily as a result of an increase in retail used vehicle and service, body and parts sales. Retail used vehicle sales improved due to an increased availability of late model, off lease vehicles which had been in scarce supply in prior years. Service, body and parts sales benefitted from increased warranty revenues as a result of significant recall activity. All business lines increased due to a strengthening macroeconomic environment, higher SAAR level and improved consumer confidence. Segment retail new vehicle unit sales increased 25.0% as same store new unit sales increased 15.0% with the remaining increase a function of two stores acquired in 2013.

Our luxury segment income increased 43.1% in 2013 compared to 2012 primarily as a result of increased revenue as discussed above augmented by improved efficiency in SG&A expense which did not increase at the same rate as revenue or gross profit, partially offset by an increase in flooring cost as our stores carried more new vehicle inventory.

As previously discussed, in future filings we will include a similar discussion to the above paragraphs.

We operate as an automotive retailer, selling new vehicles made by a number of Original Equipment Manufacturers (“OEMs”) such as GM, Chrysler and Ford who are supplied by a number of parts manufacturers such as American Axle, Dana, Lear, and Tenneco. As many of these OEMs and parts manufacturers are public companies, significant industry data is released both monthly and quarterly. Such data includes the number of absolute and annualized number of new cars sold, new vehicle production schedules, market share by make and model, incentive payments and recall data. Additionally, there are five other publicly traded automotive retailers. They also release monthly and / or quarterly new vehicle sales results by OEM and by reportable segment.

As a result, many users of our financial statements such as investors and creditors, ‘read-through’ new vehicle data released by OEMs, parts manufacturers and other public automotive retailers to gauge trends impacting the broader automotive retail environment or Lithia specifically.

In light of these considerations, we believe providing the retail new vehicle unit sale metric for each OEM allows investors to gauge our relative performance. We have historically provided the percentage breakdown of our retail new vehicle unit sales by OEM in our press release and financial filings and the aggregation of the retail new vehicle unit totals by segment is a convenience to the users of our financial statements as they could perform the calculation independently if so disposed.

Securities and Exchange Commission

September 15, 2015

Given the nature of our store operations, new vehicle sales are the only ‘homogenous’ component by location, as a store may choose to sell used vehicles that are not the same brand as the franchise they operate under, or may service vehicles that are outside the brand as the franchise they operate under.

Additionally, within retail used vehicle sales and service, the age of vehicles that are sold or serviced may differ based on store personnel focus and ability, as does the space available for the display or repair of vehicles given metropolitan versus rural market dynamics.

The inclusion of retail used vehicle unit sales, or any disclosure of revenue stream or gross profit by business line would include information that could be competitively disadvantageous for Lithia and provide a presentation that does not reflect the way our CODM reviews the business. Therefore, we elect to include only retail new vehicle unit sales in our segment disclosure.

3.

We note on page 43 that revenues attributable to “Corporate and other” for 2013 and 2014 were $4,950 thousand and $4,452 thousand, respectively, whereas on page 44 segment income attributable to “Corporate and other for 2013 and 2014 was $24,918 thousand, and $39,657 thousand, respectively. Please explain to us the relationship between these amounts and changes between the periods, and how MD&A contains adequate explanation. Note that all components of your results of operations, including those that may not be allocated to the segments in determining the segmental profit or loss should be discussed. If these relationships and changes are explained elsewhere in MD&A please direct us where discussed and provide a cross reference in future filings.

Revenues attributable to “Corporate and other” are amounts associated with our sole stand-alone body shop offset by general ledger entries required under GAAP for reserve adjustments that are not be allocated to a reportable segment, for example, the reserve for vehicle sales that will ‘unwind’ or be reversed but have yet to occur. The decrease in revenues from 2014 to 2013 of approximately $0.5 million was primarily associated with higher required reserve adjustments due to a greater number of store locations and higher gross revenues on a same store basis.

Segment income attributable to “Corporate and other” exceeds revenues attributable to “Corporate and other” as a result of corporate expense allocations, allocated to reportable segments, which are not recorded as revenue. Segment income attributable to “Corporate and other” are amounts associated with the operating income from the stand-alone body shop; certain internal corporate expense allocations that reduce reportable segment income but increase “Corporate and other” income; and Depreciation and amortization, Other interest expense, and Other income, net, which are not allocated to reportable segments. The change in segment income from 2014 to 2013 of approximately $14.8 million was primarily associated with increased internal corporate expense allocations as a result of a greater number of store locations and higher gross revenues on a same store basis.

In future filings, we will provide an expanded discussion similar to the above paragraphs.

Selling, General and Administrative Expense (“SG&A”), page 46

4.

You disclose on page 47 that during the first quarter of 2014, you recorded non-core charges of $3.9 million related to an incremental increase to a reserve associated with a lawsuit filed in 2006 and settled in 2013. Please describe the facts and circumstances of this matter to us, the information available to you related to this matter at the time your financial statements for the year ended December 31, 2013 were issued, as well as your basis for recognizing costs in 2014 that, based on your disclosure, appear to have been probable and estimable during 2013. Refer to ASC 450-20-25-2.

Securities and Exchange Commission

September 15, 2015

The $3.9 million in non-core charges were related three separate items: the lawsuit mentioned above; a loss associated with a hailstorm; and a reserve for a contract assumed in an acquisition. The lawsuit contributed approximately $0.7 million of the charge in the quarter. As part of the settlement of the lawsuit, in 2013, customers with a potential claim were required to submit a response that Lithia validated for eligibility. Due to the timing of the response period, we utilized an estimate of the number of eligible plaintiffs associated with the lawsuit, and recorded a charge of $2.4 million in the fourth quarter of 2013. In the first quarter of 2014, after the response period had ended and we validated all forms to determine eligibility, we determined our estimate of eligible claims was insufficient and increased the liability to account for the additional claimants. This change in estimate resulted in an additional charge of $0.7 million.

Item 15. Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Goodwill, page F-10

5.

You disclose on page F-10 that you test goodwill for impairment at the “operating unit” level, which is not consistent with disclosure on page 32 that it is tested at the “reporting unit” level, which is consistent with ASC 350-20-35-1. Please advise and revise for consistency in future filings.

Due to a clerical error, we erroneously referred to the “operating unit” level on page F-10. The disclosure should have reflected the impairment testing at the “reporting unit” level. We will revise future filings to clarify the disclosure.

(5) Goodwill and Franchise Value, page F-17

6.

You currently disclose the accumulated goodwill impairment loss on a consolidated basis. Please revise to disclose the accumulated impairment loss for each reportable segment as required by ASC 350-20-50-1.

We recorded a goodwill impairment loss in 2008, when we wrote off the entire balance of goodwill as our market capitalization was below the tangible book value of Lithia. At the time, we operated as one reporting unit, automotive retailing, and did not allocate or test goodwill at a lower level than the reporting unit. Therefore, disclosing the accumulated impairment loss at the current reportable segment level is not practicable per the requirements of ASC 280-10-50-34 as it was never allocated at that level at the time of acquisition or impairment.

(19) Segments, page F-36

7.

You disclose on page F-15 that management measures the performance of each operating segment based on several metrics, including earnings from operations, which are used, in part, to evaluate the performance of, and to allocate resources to, each of your operating segments. We also note your disclosure on page F-36 of “Segment income,” which we assume is the profit or loss measure you have disclosed for each reportable segment to comply with ASC 280-10-50-22. Please tell us which of the measures are used and reconcile your disclosure on page F-15 with the measure presented on page F-36. Additionally, if your reference to “management” on page F-15 is intended to be the CODM, please revise future filings to clarify or define “management.”

The CODM reviews store level revenues, gross profit, and earnings from operations. The most important metric is earnings from operations which include internal corporate expense allocations and exclude Depreciation and amortization, Other interest expense and Other income, net. The total of all store level earnings from operations is equivalent to “Segment income” as redefined in our response in question 8 below.

Securities and Exchange Commission

September 15, 2015

Our reference to “management” on page F-15 is intended to be the CODM. We will revise future filings to clarify this reference.

8.

We note your disclosure of “Segment income” as a measure of profit or loss for each of your reportable segments, as well as your inclusion of an asterisk to denote that it is defined as operating income less floor plan interest expense. We also note your reconciliation on page F-36, wherein the sum of your three reportable segments and “Corporate and other” is equal to “Income from continuing operations before income taxes” on your income statement on page F-4. As the “Income from continuing operations before income taxes” line item includes “Floor plan interest expense,” as well as “Other interest expense” and “Other income, net,” please tell us, and clearly disclose in future filings, where these amounts are presented in the reconciliation. For example, if included within “Corporate and other,” please clearly disclose this in future filings. This comment also applies to the use of this measure within MD&A.

“Corporate and other” includes Depreciation and amortization, Other interest expense and Other income, net. However, in future filings we will remove these amounts from “Corporate and other” and present them as separate lines below “Corporate and other” within both the footnotes and MD&A.

We will redefine “Segment income” as Income from continuing operations before income taxes less Depreciation and amortization, Other interest expense, and Other income, net.

9.

Please revise future filings to include all of the items specified in ASC 280-10-50-22 that are included in “Segment income,” which is the measure of profit or loss disclosed for each of your reportable segments. For example, depreciation and amortization expense appears to be included in this measure.

Depreciation and amortization is included in “Corporate and other”, along with Other interest expense and Other income, net. In future filings, we will remove these amounts from “Corporate and other” and present them as separate lines below “Corporate and other” within both the footnotes and MD&A.

* * * * *

Lithia believes the responses provided above address the staff's comments, and further acknowledges that:

○	Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 618-5748.

Very truly yours,

Lithia Motors, Inc.

/s/ John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

Securities and Exchange Commission

September 15, 2015

cc:       Bryan DeBoer, President and Chief Executive Officer

Chris Holzshu, Senior Vice President and Chief Financial Officer